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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-53701

MAYQUEST VENTURES, INC.
(Exact name of registrant as specified in its charter)

Mayquest Ventures, Inc.
c/o Hydrangea Holdings Ltd.
1 Glafkou Street, Office 1
1085 Nicosia, Cyprus
Tel: +357 22 511 880
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	x
Rule 12g-4(a)(2)	-
Rule 12h-3(b)(1)(i)	x
Rule 12h-3(b)(1)(ii)	-
Rule 15d-6	-

Approximate number of holders of record as of the certification or notice date:      one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934 Mayquest Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2011	By:	/s/ Roman Zherdytskyi

	Name:	Roman Zherdytskyi
	Title:	President and Director
Principal Executive Officer
Principal Financial Officer